Exhibit 99.1

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	4 August 2010
SIMS METAL MANAGEMENT ACQUIRES UK ELECTRONICS
RECYCLING ASSETS OF WINCANTON PLC
Sims Metal Management Limited today announced that it has expanded its position in the UK electronics recycling market with the acquisition of the business assets of Wincanton PLC’s recycling division.
The recycling assets acquired in the transaction include electronic recycling plants at Billingham and Daventry and sortation centres at Harlow and Widnes. Sims Metal Management, through its electronics recycling division Sims Recycling Solutions, has existing UK electrical recycling facilities in Newport, Manchester, Ellesmere Port and Dumfries.
Graham Davy, Global CEO of Sims Recycling Solutions, said, “We are delighted to expand our geographical footprint within the UK market, allowing us to provide a more localized service to our growing client base. The retailer led capability and logistics expertise of Wincanton’s recycling division, together with its infrastructure, ideally complement our business model and processing expertise. Furthermore, the addition of a collaborative arrangement in reverse logistics with Wincanton PLC, the seller, will allow us to offer an unparalleled level of recycling excellence and service convenience to our UK customer base.”
The financial terms of the transaction were not disclosed, however, the purchase price consideration is not material to Sims Metal Management Limited.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 12 November 2009.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release. All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities and 5,500 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 per cent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430

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